FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Report Filed with the Israeli Securities Authority on February 22, 2012

Tel Aviv, February 22, 2012 – Elron Electronic Industries Ltd. (TASE: ELRN) (the “Company”) announced today, further to its announcement on November 23, 2011 regarding the completion of the transaction of the sale of all the shares of Wavion Inc. (“Wavion”), to Alvarion Ltd. (“Alvarion”), that in accordance with the report received yesterday from Alvarion with respect to Wavion's revenues for the fourth quarter of 2011 (“Revenue Data”) that the total contingent consideration which the Company will receive from Alvarion for the sale of Wavion is expected to amount to approximately $1.3 million, in addition to the amount of approximately $16 million which the Company already received upon completion of the sale (of which an amount of approximately $2 million was deposited in escrow for a period of 15 months). The payment for the contingent consideration is expected to be received in the second quarter of 2012. It should be noted, that there is no assurance that the contingent consideration in the above amount will, in fact, be paid.

In addition, in the report received from Alvarion, it was noted that the audit by Alvarion's auditors regarding the Revenue Data has not been completed, and therefore, the amount of the contingent consideration is not yet final and may change in light of the results of the said audit.

It is further noted that based on the aforementioned and as a result of the sale transaction, the Company is expected to record a net gain in the fourth quarter of 2011 of approximately $21 million (as compared to the net gain of approximately between $17 and $20 million estimated at the time of completion of the transaction), which takes into account the total consideration received for the sale transaction and the excess of Wavion's liabilities over its assets, that were included in the Company’s consolidated financial statements, as of the date of sale.

The main terms of the Transaction are described in Note 3.c to the Company's financial statements for the third quarter of 2011, filed on November 9, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  February 22, 2012